Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1:	NAME AND ADDRESS OF COMPANY

Americas Silver Corporation (“Americas Silver” or the “Company”)

145 King Street West, Suite 2870

Toronto, Ontario, M5H 1J8

ITEM 2:	DATE OF MATERIAL CHANGE

July 26, 2019.

ITEM 3:	NEWS RELEASE

A news release with respect to the material change referred to in this report was issued by Americas Silver via newswire services and filed on SEDAR on July 26, 2019.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

On July 26, 2019, Americas Silver announced that it had completed its previously announced non-brokered private placement offering of 3,955,454 common shares of the Company (the “Common Shares”) to Mr. Eric Sprott at a price of C$3.30 per Common Share for gross proceeds to the Company of US$10 million (approximately C$13.05 million) (the “Private Placement”).

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

On July 26, 2019, Americas Silver announced that it had completed its previously announced non-brokered private placement offering of 3,955,454 Common Shares to Mr. Eric Sprott at a price of C$3.30 per Common Share for gross proceeds to the Company of US$10 million (approximately C$13.05 million).

The Company intends to use the net proceeds of the Private Placement to satisfy the equity financing condition of its existing loan facility from Sandstorm Gold Ltd., as well as ongoing San Felipe option payments and general working capital purposes.

Any securities issued in connection with the Private Placement are subject to a hold period under applicable Canadian securities laws, which will expire four months plus one day from the date of closing of the Private Placement.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

For further information, please contact:

Darren Blasutti

President and Chief Executive Officer

416-848-9503

ITEM 9:	DATE OF REPORT

This material change report is dated July 30, 2019.